UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Exhibit Index

Exhibit 99.1 – Announcement with The Stock Exchange of Hong Kong Limited – Offering of Additional US$90 Million Convertible Senior Notes

Exhibit 99.2 – Bilibili Inc. Announces Completion of US$690 Million Convertible Senior Notes and Offering of Class Z Ordinary Shares in Connection with Hedging Transactions of Certain Convertible Notes Investors and Terms of Concurrent Repurchase

Exhibit 99.3 – Announcement with The Stock Exchange of Hong Kong Limited – Completion of US$690 Million Convertible Senior Notes and the Concurrent Delta Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: May 23, 2025